United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes     No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes     No  X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signature Page

Press Release

CVRD clarifies statements made to the press

Rio de Janeiro, November 17, 2004 — Companhia Vale do Rio Doce (CVRD), regarding articles published in various press media with interpretations of the statements made by the Chief Executive Officer of CVRD, Roger Agnelli, clarifies that:

1) CVRD is not keeping any talks with the Brascan Group about Noranda;

2) The statements made by the CEO were: “CVRD never announced any agreement, never announced anything (with respect to Noranda). We have always announced the following: in the day we have something to announce, we would announce it officially. It is what we have always said. CVRD’s management, including the Board of Directors and the Executive Directors never announced anything.”

3) The CEO also stated that: “If Brascan wishes to sell to the Chinese or to Russia, it is their concern, not ours. If they have an interest in searching for us to offer something, or to talk, I know their president, I know all their directors; there is no problem. We are open to study anything. We have as an obligation and duty to study everything. However, we will only go ahead with a project that generates, creates value to our shareholders. If the project does not create or generate value to our shareholders, we will analyze it and discard it. I would say to you that the volume of projects discarded is much greater than the ones accepted.”

4) Therefore, there were not, at any time, any mentioning of any discussions or negotiations with whomever about the subject Noranda; the statements above are absolutely consistent with the direction adopted by CVRD to generate value for our shareholders. This was, is and continues to be the most important commitment of CVRD and its managers.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer